

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

May 12, 2010

Anthony J. Pearl
General Counsel
The Cosmopolitan of Las Vegas
4285 Polaris Avenue
Las Vegas, NV 89103

> **Re:** **Nevada Property 1, LLC**
> **Registration Statement on Form 10**
> **Filed April 9, 2010**
> **File No. 000-53938**

Dear Mr. Pearl:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that you are filing voluntarily under Section 12(g) of the Securities Exchange Act. Please tell us why you are registering this class of securities.

2. Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form

10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

3.   Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X for all financial information presented in your filing.

Item 1. Business, page 1

4.   We note the disclosure on page 23 regarding your co-existence agreement with Hearst Communications, Inc., which governs your use of the "Cosmopolitan" name and marks. Please revise the description of your business to include a discussion of this agreement and the limits on your use of the "Cosmopolitan" name and marks. Refer to Item 101(c)(iv) of Regulation S-K. In addition, please file the agreement as an exhibit to the registration statement.

5.   We note your disclosure on page 23 that your business is seasonal. Please provide a discussion of seasonality along with the description of your business. Refer to Item 101(c)(1)(v).

6.   We note that you have two wholly-owned subsidiaries, Nevada Restaurant Venture 1, LLC and Nevada Retail Venture 1, LLC. Please revise to add disclosure regarding these entities.

Overview of the Cosmopolitan, page 3

7.   We note your disclosure that you will have 2,008 hotel and condominium-hotel style units. However, on page 5, you state that you will have 2,995 hotel and condominium-hotel style units. Please revise your disclosure as appropriate to address this discrepancy.

Risk Factors, page 16

8.   Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factor on page 21 regarding the risks relating to internal control over financial reporting. Alternatively, please revise such risk factors to demonstrate risks specific to you.

Management's Discussion and Analysis of Financial Condition …, page 28

Liquidity, page 31

9.   Refer to the last paragraph on page 31. Please expand the disclosure to describe
        the types of capital expenditures you will need to make to comply with applicable
        laws and regulations.

10.   Refer to the first paragraph on page 32. Please revise to clarify the significance of
        the reference to Deutsche Bank's capitalization. Disclose whether Deutsche Bank
        has any obligation to provide you with funding should you need additional capital
        or financing to support future growth. If you choose to retain this disclosure,
        please also explain the term "Tier I capital ratio."

11.   We note that you maintain a credit facility with Deutsche Bank AG Cayman
        Island Branch. Please file this agreement in accordance with Item 601(b)(10)(ii)
        of Regulation S-K or tell us why you believe you are not required to file it.

12.   Please revise to describe how interest rates on your existing credit facility are
        calculated every three months. Also, disclose the dates that interest and principal
        payments are due under this facility.

Item 5. Directors and Executive Officers, page 34

13.   Please revise your disclosure of the experience of your officers and director to
        provide the year each individual's employment began and ended with each entity
        where he or she was employed during the last five years.

14.   We note your disclosure that Mr. Hong has served as the Chief Development
        Officer since 2007. Please revise to clarify when Mr. Hong began working for
        you and when he began working for Cosmo Senior Borrower, LLC.

Item 6. Executive Compensation, page 37

Compensation Discussion and Analysis, page 37

15.   The Compensation Discussion and Analysis should be sufficiently precise to
        identify material differences in compensation policies with respect to individual
        executive officers. Please revise to disclose the reasons for the differences in the
        amounts of compensation awarded to the named executive officers.

16.   We note that you have not included any disclosure in response to Item 402(s) of
        Regulation S-K. Please tell us of the basis for your conclusion that disclosure is
        not necessary, and describe the process you undertook to reach that conclusion.

Employment Agreements, page 40

17.   Please revise to clarify whether Mr. Burge and Mr. Hong are currently employed "at will."

Item 8. Legal Proceedings, page 44

18.   We note your statement that you believe the claims are without merit. The statement that these claims are without merit is a legal conclusion that the registrant is not qualified to make. Please revise your disclosure to omit this type of conclusory statement.

Exhibits

19.   Please tell us why you are filing the "Form of" various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Item 13. Financial Statements and Supplementary Data

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-5

20.   Please amend your filing to include the amount of cash paid for interest, net of amounts recorded as capitalized interest. Refer to FASB Accounting Standards Codification ("ASC") 230-10-50-2.

Notes to Consolidated Financial Statements

1. Organization and Description of the Business, page F-6

21.   We note that the Property, consisting of land and construction in progress was recognized at fair value based, in part, on an appraisal performed by a third party appraiser. Please tell us the nature and extent of the third party's involvement during the foreclosure process. Please also tell us how such involvement impacted management's decision making process in determining the fair value land and construction in progress at acquisition. Refer to Securities Act Rules, Compliance and Disclosure Interpretation Question 233.02.

2. Summary of Significant Accounting Policies

(e) Impairment of Long-Lived Assets, page 29

22.   In light of the current economic environment, and specifically related to issues within the Las Vegas metropolitan area, please tell us what consideration you gave to the existence of indicators of impairment subsequent to acquiring the Property via foreclosure sale.

(f) Deferred Revenue, page 29

23.   Please tell us and disclose whether interest earned on escrow deposits is subject to refund. If such interest is subject to refund, please tell us how you are accounting for such earned interest. We note that currently your restricted cash balance includes the accrued interest on the non-refundable condominium sales deposits.

6. Owner Controlled Insurance Program, page F-10

24.   We note that the company maintains an insurance program providing insurance coverage mainly for subcontractors working on the property. Please explain to us how the rollforward of your loss payout account included in your footnote disclosure meets all of the disclosure requirements of ASC 944-40-55-7. Specifically, tell us how you have met the requirement to separately disclose payments made for current period claims from those made for prior period claims.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip at (202)551-3573 or Bob Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David Goldschmidt (via fax)